NOTICE OF MEETING AND
MANAGEMENT INFORMATION CIRCULAR
FOR THE SPECIAL MEETING OF
SHAREHOLDERS OF
CONCORDIA INTERNATIONAL CORP.

THIS MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF CONCORDIA INTERNATIONAL CORP. OF PROXIES TO BE VOTED AT THE SPECIAL MEETING OF ALL SHAREHOLDERS.

To be held at the offices of Fasken Martineau DuMoulin LLP
Rideau/St. Lawrence Room, Bay Adelaide Center
Suite 2400, 333 Bay St.
Toronto, Ontario
M5H 2T6

at 10:00 a.m. (EST) on November 29, 2018
October 30, 2018

These materials are important and require your immediate attention. They require Shareholders to make important decisions. If you are in doubt as to how to deal with these materials or the matters they describe, please contact your financial, legal, tax or other professional advisors.

October 30, 2018
Dear Shareholders,
On behalf of Concordia International Corp. (“Concordia” or the “Corporation”), it is with great pleasure that we invite you to attend our special meeting of shareholders to be held at 10:00 a.m. (EST) on November 29, 2018. Your participation at this meeting is very important and we encourage you to review the attached information circular (the “Circular”), which includes information for the holders of Concordia limited voting shares.
We encourage you to vote on the matters set out in this Circular by following the proxy instructions set out herein and returning your proxy or voting instruction form (as applicable) by the applicable deadline.
The Circular requests your support in approving a change of name of the Corporation to “Advanz Pharma Corp.”, which we believe will better represent our aim to build on the Corporation’s current capabilities, and global footprint across more than 90 countries, to enable it to meet the increasingly complex needs of global healthcare systems.  We believe that “Advanz Pharma Corp.” truly represents the Corporation’s new vision and values. Leveraging a new corporate identity, leadership team and capital structure, we are aiming to go beyond the fulfilment of orders of our medicines to become a trusted and respected partner to our customers, healthcare providers, and patients.
We thank you for your continued support of the Corporation.
Yours truly,

<Signed> Randy Benson
Randy Benson Non-Executive Chairman of the Board Concordia International Corp.

CONCORDIA INTERNATIONAL CORP.
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
to be held on November 29, 2018

NOTICE IS HEREBY GIVEN that a Special Meeting (the “Meeting”) of the holders (“Shareholders”) of limited voting shares (“Limited Voting Shares”) of Concordia International Corp. (“Concordia” or the “Corporation”) will be held at the offices of Fasken Martineau DuMoulin LLP, in the Rideau/St. Lawrence Room, Bay Adelaide Center, Suite 2400, 333 Bay St., Toronto, Ontario, M5H 2T6, at 10:00 a.m. (EST) on November 29, 2018 for the following purposes:

(a)
to consider and if thought advisable to pass, with or without variation, a special resolution to authorize the board of directors of the Corporation (the “Board”) to amend the Corporation’s articles to effect the change of name of the Corporation to “Advanz Pharma Corp.” (the “Name Change”), or such other name as may be accepted by the relevant regulatory authorities and approved by the Board, as more fully described in the accompanying Circular (as defined below) (the full text of the proposed special resolution is attached to the Circular as Appendix “A”); and

(b)	to transact such further and other business as may properly come before the Meeting or the reconvening of any adjournment or postponement thereof.
Additional information on the above matters can be found in the management information circular dated October 30, 2018 (the “Circular”) under the heading “Business of the Meeting”.
The Board has fixed the close of business on October 30, 2018 as the record date (the “Record Date”) for the determination of Shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof.
The Circular, this Notice of Special Meeting of Shareholders (the “Notice”), the form of proxy and the voting instruction form (collectively, the “Meeting Materials”) are being mailed to Shareholders of record as at the Record Date and are available online under the Corporation’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”), at www.sedar.com and on the Electronic Data Gathering, Analysis, and Retrieval System (“EDGAR”) at www.sec.gov. Shareholders are reminded to review the Meeting Materials before voting.
If you do not expect to attend the Meeting in person, please promptly complete and sign the enclosed form of proxy and return it for receipt by no later than 10:00 a.m. (EST) on November 27, 2018. If you receive more than one proxy form because you own Limited Voting Shares registered in different names or addresses, each proxy form should be completed and returned.
If you are a Non-Registered Shareholder (as defined in the Circular under the heading “Non-Registered Shareholders”), accompanying this Notice is a voting instruction form for your use. If you receive these materials through your broker or another intermediary, please complete and sign the materials in accordance with the instructions provided to you by such broker or other intermediary.
Dated at Mississauga, Ontario, this 30th day of October, 2018.

BY ORDER OF THE BOARD OF DIRECTORS OF CONCORDIA INTERNATIONAL CORP.
By:	<Signed> Randy Benson
Name: Randy Benson
Title: Non-Executive Chairman

- i -

MANAGEMENT INFORMATION CIRCULAR

This Circular is furnished to Shareholders in connection with the solicitation of proxies by and on behalf of the management of the Corporation for use at the Meeting and any adjournment or postponement thereof, for the purposes set forth in the attached Notice.

The Meeting Materials are being mailed on or about November 7, 2018 to Shareholders of record as at the Record Date. The Corporation will bear all costs associated with the preparation and mailing of the Meeting Materials, as well as the cost of the solicitation of proxies. The solicitation will be primarily by mail; however, officers and employees of the Corporation may also directly solicit proxies, personally, by facsimile or by other means of electronic transmission. Banks, brokerage houses and other custodians and nominees or fiduciaries will be requested to forward proxy solicitation material to their principals and to obtain authorizations for the execution of proxies and will be reimbursed for their reasonable expenses in doing so. This cost is expected to be nominal.

All information contained in this Circular is given as of October 30, 2018 unless otherwise specifically stated. Certain capitalized terms used but not defined herein have the meanings given to them in the Notice delivered with this Circular.

GENERAL PROXY MATTERS

Voting at the Meeting

A registered holder of Limited Voting Shares (“Registered Shareholder”), their proxy or a beneficial owner who has appointed itself to represent it at the Meeting, will appear on a list of Shareholders prepared by TSX Trust Company, the registrar and transfer agent for purposes of the Meeting. To vote in person at the Meeting each Registered Shareholder or appointee will be required to register for the Meeting by identifying himself/herself/itself at the registration desk. Non-Registered Shareholders (as defined in this Circular under the heading “Non-Registered Shareholders”) must appoint themselves as a proxyholder in order to vote in person at the Meeting.

Solicitation of Proxies

The information contained in this Circular is furnished to Shareholders in connection with the solicitation of proxies to be used at the Meeting. The solicitation of proxies by this Circular is being made by or on behalf of the management of the Corporation and the total cost of the solicitation will be borne by the Corporation. The solicitation of proxies will be primarily by mail, but may also be in person, fax or oral communication without special compensation being paid to officers or employees of the Corporation. Banks, brokerage houses and other custodians and nominees or fiduciaries will be requested to forward proxy solicitation material to their principals or beneficial owners and to obtain authorizations for the execution of proxies. The Corporation will reimburse these banks, brokerage houses and other custodians and nominees or fiduciaries for the reasonable costs incurred in obtaining authorization to execute forms of proxy from their principals or beneficial owners. This cost is expected to be nominal.

Appointment of Proxies

The persons named in the enclosed form of proxy are directors and/or officers of the Corporation. Each Shareholder has the right to appoint a person, other than the persons designated by management in the form of proxy, to represent the Shareholder at the Meeting. A Shareholder giving a proxy can strike out the names of the management designees printed in the accompanying form of proxy and insert the name of another designated person in the space provided, or the Shareholder may complete another form of proxy. A proxy designee need not be a Shareholder of the Corporation.

Those Shareholders who wish to be represented at the Meeting by proxy must complete and deliver a proper form of proxy to TSX Trust Company either in person, or by mail or courier, to 100 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 4H1, by fax at (416) 595-9593 or via the Internet at www.voteproxyonline.com.

The form of proxy must be deposited with TSX Trust Company by no later than 10:00 a.m. (EST) on November 27, 2018, or with the Chairman of the Meeting before the commencement of the Meeting, or if the Meeting is adjourned or postponed, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, preceding the time of reconvening such adjourned or postponed

Meeting or with the Chairman of the Meeting before the commencement of the reconvening of such adjourned or postponed Meeting.

If a Shareholder who has completed a form of proxy attends the Meeting in person and wishes to revoke the Shareholder’s proxy and vote at the Meeting, any votes cast by such Shareholder on a poll (if applicable) will be counted and the completed form of proxy will be disregarded.

Non-Registered Shareholders

The information set forth in this section is of importance to many Shareholders, as a substantial number of Shareholders do not hold Limited Voting Shares in their own name. Shareholders who hold their Limited Voting Shares through brokers, intermediaries, trustees or other persons, or who otherwise do not hold their Limited Voting Shares in their own name (referred to in this Circular as “Non-Registered Shareholders”) should note that only proxies deposited by Registered Shareholders (that is, Shareholders whose names appear on the records maintained by the registrar and transfer agent or nominee for the Limited Voting Shares as registered holders of Limited Voting Shares) will be recognized and acted upon at the Meeting. If Limited Voting Shares are listed in an account statement provided to a Non-Registered Shareholder by a broker, those Limited Voting Shares will, in all likelihood, not be registered in the Shareholder’s name. Such Limited Voting Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Limited Voting Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted at the direction of the Non-Registered Shareholder. Without specific instructions, brokers (or their agents and nominees) are prohibited from voting shares for the broker’s clients. Subject to the following discussion in relation to NOBOs (as defined below), the Corporation does not know for whose benefit the Limited Voting Shares registered in the name of CDS & Co., a broker or another agent or nominee, are held.

There are two categories of Non-Registered Shareholders for the purposes of applicable securities regulatory policy in relation to the mechanism of dissemination to Non-Registered Shareholders of proxy-related materials and other securityholder materials and the request for voting instructions from such Non-Registered Shareholders. Non-objecting beneficial owners (“NOBOs”) of Limited Voting Shares are Non-Registered Shareholders who have advised their intermediary (such as brokers or their agents or nominees) that they do not object to their intermediary disclosing share ownership information to the Corporation, consisting of their name, address, e-mail address, securities holdings and preferred language of communication. Securities legislation restricts the use of that information to matters strictly relating to the affairs of the Corporation. Objecting beneficial owners (“OBOs”) of Limited Voting Shares are Non-Registered Shareholders who have advised their intermediary that they object to their intermediary disclosing such share ownership information to the Corporation.

National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) permits the Corporation, in its discretion, to obtain a list of its NOBOs from intermediaries and use such NOBO list for the purpose of distributing the Meeting Materials directly to, and seeking voting instructions directly from, such NOBOs. As a result, the Corporation is entitled to deliver Meeting Materials to Non-Registered Shareholders in two manners: (a) directly to NOBOs and indirectly through intermediaries to OBOs; or (b) indirectly to all Non-Registered Shareholders through intermediaries. In accordance with the requirements of NI 54-101, the Corporation is sending the Meeting Materials directly to NOBOs and indirectly through intermediaries to OBOs. The Corporation will pay the fees and expenses of intermediaries for their services in delivering Meeting Materials to OBOs in accordance with NI 54-101.

The Corporation has used a Canadian NOBO list to send the Meeting Materials directly to NOBOs whose names appear on that list. If the transfer agent, TSX Trust Company, has sent these materials directly to a NOBO, such NOBO’s name and address and information about its holdings of Limited Voting Shares have been obtained from the intermediary holding such shares on the NOBO’s behalf in accordance with applicable securities regulatory requirements. As a result, such NOBO of the Corporation can expect to receive a voting instruction form from the Corporation’s transfer agent. NOBOs should complete and return the voting instruction form to TSX Trust Company in the envelope provided. In addition, Internet voting is available. Instructions in respect of the procedure for Internet voting can be found in the voting instruction form. TSX Trust Company will tabulate the results of voting instruction forms received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Limited Voting Shares represented by such voting instruction forms.

Applicable securities regulatory policy requires intermediaries, on receipt of Meeting Materials that seek voting instructions from Non-Registered Shareholders indirectly, to seek voting instructions from Non-Registered Shareholders in advance of shareholders’ meetings on Form 54-101F7 – Request for Voting Instructions Made by Intermediary (“Form 54-101F7”). Every

intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Non-Registered Shareholders in order to ensure that their Limited Voting Shares are voted at the Meeting or the reconvening of or any adjournment(s) or postponement(s) thereof. Often, the form of proxy supplied to a Non-Registered Shareholder by its broker is identical to the form of proxy provided to Registered Shareholders; however, its purpose is limited to instructing the Registered Shareholder how to vote on behalf of the Non-Registered Shareholder. Non-Registered Shareholders who wish to appear in person and vote at the Meeting should be appointed as their own representatives at the Meeting in accordance with the directions of their intermediaries and Form 54-101F7. Non-Registered Shareholders can also write the name of someone else whom they wish to attend the Meeting and vote on their behalf. Unless prohibited by law, the person whose name is written in the space provided in Form 54-101F7 will have full authority to present matters to the Meeting and vote on all matters that are presented at the Meeting, even if those matters are not set out in Form 54-101F7 or this Circular. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically mails a voting instruction form in lieu of the form of proxy. Non-Registered Shareholders are requested to complete and return the voting instruction form to Broadridge by mail or facsimile. Broadridge will then provide aggregate voting instructions to TSX Trust Company, which tabulates the results and provides appropriate instructions respecting the voting of Limited Voting Shares to be represented at the Meeting or the reconvening of any adjournment(s) or postponement(s) thereof. By choosing to send the Meeting Materials to Canadian NOBOs directly, the Corporation (and not the intermediary holding Limited Voting Shares on your behalf) has assumed responsibility for (i) delivering these materials to you; and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.
All references to Shareholders in this Circular and the accompanying instrument of proxy and Notice are to Registered Shareholders unless specifically stated otherwise.
Revocation
A Registered Shareholder who has given a proxy may revoke the proxy:

(a)	by completing and signing a form of proxy bearing a later date and depositing it with TSX Trust Company as described above;

(b)
by depositing an instrument in writing executed by the Shareholder or by the Shareholder’s attorney authorized in writing or by electronic signature at the registered office of the Corporation addressed to Adeel Ahmad, Chief Financial Officer of the Corporation, at any time up to and including the close of business on the last business day preceding the day of the Meeting, or the reconvening of any adjournment(s) or postponement(s) of the Meeting, at which the proxy is to be used, or by delivering such instrument to the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or the reconvening of any adjournment(s) or postponement(s) of the Meeting; or

(c)	in any other manner permitted by law.
A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote, which has been provided to an intermediary, at any time by written notice to the intermediary, except that an intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote that is not received by the intermediary at least seven (7) days prior to the Meeting.
Voting of Proxies
The Limited Voting Shares represented by any valid proxy in favour of the management designees named in the accompanying form of proxy will be voted for or withheld from voting in accordance with the specific instructions made by the Shareholder on any ballot that may be called for with respect to approving the Name Change, and any other matter which may properly come before the Meeting, and if a Shareholder specifies a choice with respect to any matter to be acted upon, the Limited Voting Shares will be voted accordingly. In the absence of any such specific instructions, such Limited Voting Shares will be voted by the designated persons named by management in the accompanying form of proxy FOR the approval of the Name Change.
The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice and with respect to such other business or matters which may properly come before the Meeting or the reconvening of any adjournment(s) or postponement(s) thereof. As of the date of this Circular, the Corporation is not aware of any such amendments or variations or any other matters to be addressed at the Meeting.

Record Date

The Record Date for determining Shareholders entitled to receive notice of and vote at the Meeting is October 30, 2018. Shareholders of record as at the close of business on such date are entitled to participate in and vote at the Meeting, or the reconvening of any adjournment(s) or postponement(s) thereof, in the manner and subject to the procedures described in this Circular.

Voting Shares and Quorum

As of the Record Date, there were 48,913,490 Limited Voting Shares issued and outstanding. Shareholders of record on October 30, 2018 are entitled to receive notice of and vote at the Meeting. Each Limited Voting Share entitles the holder thereof to one vote at the Meeting.

Pursuant to the by-laws of the Corporation (the “By-laws”), a quorum is present at a meeting of Shareholders if two or more voting persons are present or represented by proxy and authorized to cast in the aggregate not less than 25% of the total number of votes attaching to the Limited Voting Shares.

Principal Shareholders

To the knowledge of the directors and executive officers of the Corporation, the only persons or entities that beneficially own, or control or direct, directly or indirectly, voting securities carrying ten per cent (10%) or more of the voting rights attached to any class of issued and outstanding voting securities of the Corporation as at October 30, 2018 are: (i) GSO Capital Partners LP and GSO Capital Solutions Fund II (Luxembourg) S.a r.l. (collectively, “GSO”), and limited partnerships and other entities controlled by or acting jointly with GSO; (ii) Solus Alternative Asset Management LP (“Solus”), in its capacity as investment manager of certain investment funds and/or accounts; and (iii) Bybrook Capital LLP (“Bybrook”), in its capacity as investment manager of certain investment funds and/or accounts. Based on information publicly available through the System for Electronic Disclosure by Insiders and SEDAR, to the knowledge of the Corporation, as at October 30, 2018, (i) GSO beneficially owns, or controls or directs, directly or indirectly, 17,427,810 Limited Voting Shares representing 35.63% of the issued and outstanding Limited Voting Shares of the Corporation; (ii) Solus beneficially owns, or controls or directs, directly or indirectly, 8,494,873 Limited Voting Shares representing 17.37% of the issued and outstanding Limited Voting Shares of the Corporation; and (iii) Bybrook beneficially owns, or controls or directs, directly or indirectly, 7,070,795 Limited Voting Shares representing 14.46% of the issued and outstanding Limited Voting Shares of the Corporation.

THE CORPORATION

Concordia International Corp. was incorporated pursuant to the provisions of the Business Corporations Act (Ontario) on January 20, 2010, under the name “Mercari Acquisition Corp.”. The Corporation completed its initial public offering on May 6, 2010, and was listed on the TSX Venture Exchange (“TSX-V”) as a capital pool company and subsequently on the NEX board of the TSX-V (“NEX”) until it completed its qualifying transaction on December 20, 2013 (the “Qualifying Transaction”). On December 18, 2013, and prior to the completion of the Qualifying Transaction, the Corporation changed its name to “Concordia Healthcare Corp.” and completed a consolidation of its share capital on a basis of one post-consolidation common share for every 48.08 common shares existing immediately before the consolidation. The common shares were delisted from the NEX and listed for trading on the Toronto Stock Exchange (“TSX”) under the symbol “CXR” on December 24, 2013. The common shares were listed for trading on the NASDAQ Global Select Market® (“NASDAQ”) on June 29, 2015 under the symbol “CXRX”. On January 1, 2016, the Corporation completed a vertical amalgamation with its wholly-owned subsidiary Concordia Healthcare Inc. On June 27, 2016, the Corporation changed its name from “Concordia Healthcare Corp.” to “Concordia International Corp.”. On July 30, 2018, the Corporation’s common shares were delisted from the NASDAQ. On September 6, 2018, the Corporation completed a recapitalization transaction, which was implemented pursuant to a court-approved plan of arrangement dated June 26, 2018, under the Canada Business Corporations Act (the “CBCA Plan”). On September 6, 2018, pursuant to the CBCA Plan, among other things, the Corporation completed a consolidation and redesignation of its share capital on a basis of one post-consolidation Limited Voting Share for every 300 common shares existing immediately before the consolidation. In addition, the Corporation entered into an investor rights agreement with certain investors who participated in the recapitalization transaction, as more particularly described in the management information circular dated May 15, 2018.

Prior to the Qualifying Transaction, the Corporation did not own any assets other than cash and had not conducted any active business operations. Since its incorporation and prior to the Qualifying Transaction, the principal activities of the Corporation consisted of the financing through its initial public offering and a non-brokered private placement of common shares completed during January 2013. As a result of the Qualifying Transaction and the completion of various acquisitions by the Corporation since 2013, the Corporation has become an international specialty pharmaceutical company owning a broad portfolio of branded and generic prescription products which are sold to wholesalers, hospitals and pharmacies in over 90 countries. As at December 31, 2017, the Corporation employed 444 employees.

The registered and head office of the Corporation is located at 5770 Hurontario Street, Suite 310, Mississauga, Ontario, L5R 3G5. The Corporation’s records office is located at 333 Bay St., Suite 2400, Toronto, Ontario, M5H 2T6.

BUSINESS OF THE MEETING

The Meeting will be constituted as a special meeting of Shareholders.

At the Meeting, Shareholders will be asked to consider and vote on: (a) the Name Change; and (b) such further and other business as may properly come before the Meeting or the reconvening of any adjournment(s) or postponement(s) thereof.

Interests of Certain Persons or Companies in the Matters to be Acted Upon

As of the date of this Circular, there were 48,913,490 Limited Voting Shares issued and outstanding. As at the date of this Circular, the directors and named executive officers of the Corporation, and their associates or affiliates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of 59,298 Limited Voting Shares representing less than 0.01% of the issued and outstanding Limited Voting Shares on a non-diluted basis.

None of the principal holders of Limited Voting Shares or any director, proposed nominee for election as a director or executive officer of the Corporation, as the case may be, or any associate or affiliate of any of the foregoing persons, since the beginning of the Corporation’s last financial year, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in any matter to be acted upon at the Meeting.

NAME CHANGE
Proposed Amendments

On management’s recommendation, the Board has approved changing the name of the Corporation from “Concordia International Corp.” to “Advanz Pharma Corp.”, or such other name as may be accepted by the relevant regulatory authorities and approved by the Board. With the completion of the recapitalization transaction on September 6, 2018, the Corporation currently intends to re-focus its vision and strategy to go beyond expectations to bring sustainable value to customers, healthcare providers and patients across its global footprint in more than 90 countries. As part of this strategic focus, management and the Board have determined that the Corporation’s name should be changed to “Advanz Pharma Corp.” to be better aligned with the Corporation’s core vision and values.

The Name Change is subject to approval by Shareholders at the Meeting. The full text of the special resolution approving the Name Change is attached to this Circular as Appendix “A”. To be effective, this resolution must be approved by at least 66 2/3% of the votes cast by Shareholders present in person or represented by proxy at the Meeting.

The persons named in the accompanying form of proxy will, in the absence of specifications or instructions to withhold from voting on the form of proxy, vote FOR the special resolution approving the Name Change.

AUDITOR

PricewaterhouseCoopers LLP has been the auditor of the Corporation since June 25, 2015.

MANAGEMENT CONTRACTS
The management functions of the Corporation are not to any substantial degree performed other than by the directors or officers of the Corporation.

ADDITIONAL INFORMATION
Additional information relating to the Corporation is available under the Corporation’s profile on SEDAR, online at www.sedar.com and on EDGAR at www.sec.gov. Financial information relating to the Corporation is provided in the Financial Statements and the accompanying management’s discussion and analysis. A comprehensive description of the Corporation and its business, as well as a summary of risk factors applicable to the Corporation and its business are set out in the Corporation’s Annual Information Form, dated March 8, 2018, and latest available management’s discussion and analysis. Copies of the Annual Information Form, the Corporation’s annual financial statements and the related management’s discussion and analysis, and any interim consolidated financial statements of the Corporation that have been filed for any period after the end of the Corporation’s most recently completed financial year are available to anyone, upon request to Adeel Ahmad, Chief Financial Officer at 5770 Hurontario Street, Suite 310, Mississauga, Ontario, L5R 3G5, and without charge to Shareholders, and are also available under the Corporation’s profile on SEDAR, online at www.sedar.com, and on EDGAR at www.sec.gov.

DIRECTORS’ APPROVAL
The contents of this Circular and its sending to Shareholders have been approved by the Board.
Dated at Mississauga, Ontario, this 30th day of October, 2018.

BY ORDER OF THE BOARD OF DIRECTORS OF CONCORDIA INTERNATIONAL CORP.
By:	<Signed> Randy Benson
Name: Randy Benson
Title: Non-Executive Chairman

APPENDIX “A”

RESOLUTION TO APPROVE NAME CHANGE

SPECIAL RESOLUTION OF THE SHAREHOLDERS OF
CONCORDIA INTERNATIONAL CORP.
(the “Corporation”)

TO APPROVE THE CHANGE OF THE CORPORATION’S NAME

BE IT RESOLVED AS A SPECIAL RESOLUTION OF THE SHAREHOLDERS THAT:

(a)
the Corporation is hereby authorized to amend its articles to change its name from “CONCORDIA INTERNATIONAL CORP.” to “ADVANZ PHARMA CORP.” (the “Name Change”), or such other name as may be accepted by the relevant regulatory authorities and approved by the board of directors of the Corporation;

(b)
any director or officer of the Corporation be and is hereby authorized, for and on behalf of and in the name of the Corporation, to execute and sign any documents and perform all acts and things necessary or useful, to give effect to the Name Change, including, without limitation, the execution and filing of Articles of Amendment in the prescribed form with the Ministry of Innovation, Science and Economic Development Canada;

(c)
notwithstanding approval of the Shareholders as herein provided, the Board may, in its sole discretion, revoke their special resolution before it is acted upon without further approval of the Shareholders; and

(d)
any director or officer be and is hereby authorized, to execute and deliver all such other deeds, documents and other writings and perform such other acts as may be necessary or desirable to give effect to this special resolution.